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July 21, 2008

Special Committee of the Board

Nationwide Financial Services

Columbus, OH

RE:	Actuarial Appraisal of Nationwide Life Insurance Company and Affiliates – Update

Gentlemen:

As you requested, we have prepared an analysis to quantify the impact to Actuarial Appraisal values related to the current economic environment and the emerging experience of Nationwide Life and affiliates. All assumptions and models are as described in the report Actuarial Appraisal of Nationwide Life Insurance Company and Affiliates as of December 31, 2007, dated June 3, 2008 (Appraisal). All reliances and limitations contained in the Appraisal apply to this information as well.

The updated values reflect adjustments for the following items:

1)	Impact of equity market movements between April 15, 2008 (the starting assumption for the Appraisal) and July 16, 2008. In aggregate, based on the mix of separate account funds mapped into various indices, the separate account return was about (5)% for this period. The Appraisal assumed normalized long term returns of about 2.1% for this period. The impact of the difference between actual and expected is reflected in the update.

2)	Sales Growth Reductions. Sales of Variable Annuities have slowed, in part due to the current economic environment. The Company has provided updated forecasts for VA as well as RP (Private Sector), as follows:

Company Production Forecast Revision

Updated Amounts

(in millions)

Line of Business	Actual 2007	2008	2009	2010	2011	2012
Variable Annuity	$5,606.4	$4,860	$5,590	$6,428	$7,390	$8,500
RP – Private Sector	6,423.1	6,380	6,840	7,720	8,770	9,415

3)	Higher Reserve Financing Costs. Current reserve financing costs are higher than Nationwide’s long term expectations. The update reflects a grading from 150 bp initially to Nationwide’s long term estimate of 75 bp over 5 years.

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[GRAPHIC]	Special Committee of the Board July 21, 2008 Page 2 of 2

4)	Q2 Credit Losses. Nationwide is estimating credit losses in the second quarter to be $62 million pre-tax. The update reflects an after-tax adjustment for the losses of $40.3 million.

The update to values is summarized below.

Nationwide Financial Life Companies

Summary of Actuarial Appraisal Values: Update

(in millions)

	Discount Rate
	9%	10%	11%
1) Total Actuarial Values with Ten Years of New Business as of December 31, 2007 (June 3 Report)	$9,695.0	$8,790.9	$8,022.6
2) Pro-forma Total Actuarial Values as of June 30, 2008 (June 3, Report)	$10,214.7	$9,273.3	$8,473.3
3) Update Items for Current Economic Environment
a) Impact of Equity Market Movements to July 16, 2008	$(226.2)	$(217.6)	$(209.9)
b) Sales Growth Reduction	(697.8)	(603.8)	(524.2)
c) Higher Reserve Financing Costs	(40.7)	(45.9)	(49.9)
d) Q2 Credit Losses	(40.3)	(40.3)	(40.3)

Subtotal Update Impacts	$(1,005.0)	$(907.6)	$(824.3)

4) Pro-forma Update Actuarial Values as of June 30, 2008	$9,209.7	$8,365.7	$7,649.0

The following table provides an illustration of the impact of increasing required capital from 300% RBC to 375% RBC. The Appraisal reflects a 300% RBC, which is based on typical market expectations under an acquisition and consolidation. Company management’s expectations are that a 375% RBC ratio would be needed to maintain adequate ratings if Nationwide is on a stand-alone basis or part of the parent property and casualty company.

Impact of 375% RBC Target Capital

9%	10%	11%
$(289.8)	$(322.0)	$(348.3)

*        *        *        *        *

Please contact us with any questions on this material.

Sincerely,

/s/ Bruce W. Winterhof	/s/ Laird D. Zacheis
Bruce W. Winterhof	Laird D. Zacheis
Consulting Actuary	Consulting Actuary

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